Mary E. Duncan
Senior Vice-President,
General Counsel & Corporate Secretary

Clarica Life Insurance Company

227 King Street South
PO Box 1601, STN Waterloo
Waterloo, ON N2J 4C5
Bus (519) 888-3623
Fax (519) 888-3899
Email: mary.duncan@clarica.com

CLARICA

02028629

April 12, 2002

SUPPL

02 APR 25 AM 11:05

United States
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 U.S.A.

Dear Sirs/Mesdames:

Re: Clarica Life Insurance Company
Rule 12g3-2(b) Exemption
File No. 82-4988

Further to the disclosure requirements of Rule 12g3-2(b), I enclose a copy of the press release issued on January 31, 2002 announcing Clarica's earnings for the year ending 2001.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

If you have any questions, please contact me.

Sincerely,

Mary E. Duncan

dlw 4/25

RULE 12g 3-2(b)
FILE NO. 82-4988

02 APR 25 AM 11:05

c7482
r f BC-Clarica-Q4-earnings 01-31 5106
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Clarica reports increased earnings for 4th qtr and 2001

WATERLOO, ON, Jan. 31 /CNW/ - Clarica Life Insurance (CLI: TSE) today reported a 24 per cent increase in net income for the fourth quarter of 2001 compared with a year ago, driven in part by improved equity markets.

Earnings for all of 2001 also rose 24 per cent from the previous year. All lines of business contributed to the improvement in the year-over-year performance.

Net income for the fourth quarter ended December 31, 2001 was $114 million, or $0.85 per common share compared with $92 million, or $0.69 per share a year earlier. For all of 2001, earnings rose to $414 million, or $3.08 per share from $333 million, or $2.48 per share in 2000.

Bob Astley, President and Chief Executive Officer, said "I am extremely pleased with our financial performance in the fourth quarter and for all of 2001."

"Top line growth as reflected in gross premiums, deposits & equivalents increased 14 per cent over last year, well ahead of our annual target of 10 per cent, and resulted from a strong fourth quarter performance due to higher U.S. annuity sales and pension and group savings deposits," Astley said. The full integration of the Canadian group retirement services business acquired from Royal Trust was successfully completed on time and within budget in the fourth quarter.

He said "in addition to our excellent financial performance in 2001 there were other notable achievements including a significant increase in our distribution networks, both in Canada and the U.S. In Canada, we were able to dramatically increase the size of our Canadian retail sales force to almost 3,500 agents, managers and specialists, resulting in growth of 12 per cent over a year earlier. These numbers far exceeded our targets for the year."

Looking ahead at 2002, Astley said he continues to expect that Clarica will achieve annual targets of 10 to 15 per cent growth in earnings and top line growth of 10 per cent, and 14.5 to 15 per cent Return on Shareholders' Equity (ROE). "We begin 2002 following another strong performance in the last quarter of 2001. While factors such as the timing and extent of any economic turnaround in Canada and North America will influence performance in 2002, we believe the established targets are achievable."

Highlights

Net income in the fourth quarter was $114 million, up $22 million from $92 million in the fourth quarter of 2000 and for all of 2001 was $414 million versus $333 million a year earlier.

- Earnings per common share (EPS) rose to $0.85 from $0.69 in the year earlier quarter and for the year were $3.08 per share compared with $2.48 per share.

- Return on shareholders' equity (ROE) at the end of 2001 increased to 14.4 per cent, up from 12.9 per cent a year earlier

- Total assets under administration of $47 billion as at Dec. 31, 2001 were up $2 billion from September 2001 levels as a result of an improvement in equity markets and were up 12 per cent in all of 2001 from $42 billion at the end of 2000, largely as a result of the Royal Trust acquisition.

- Total gross premiums, deposits and ASO equivalents for the fourth quarter rose 28 per cent to $2,201 million over the same period in

2000, and for the year rose 14 per cent primarily due to growth in pension and group savings and U.S. insurance and savings. This was partially offset by a decline in retail market-based deposits.

- Total insurance premiums and ASO equivalents for the quarter rose 7 per cent from a year earlier to $990 million, and for the year advanced 9 per cent, reflecting strong universal life and bank-owned life insurance sales and growth in the Reinsurance segment.

- Total wealth management premiums and deposits rose 53 per cent in the quarter to $1,211 from a year earlier and advanced 19 per cent to $3,880 million for the full year compared with a year ago. These gains came from an increase in group market-based deposits as a result of the Royal Trust acquisition and strong U.S. guaranteed product sales, partially offset by the impact of weak equity markets on retail wealth accumulation sales.

- Total agents, managers and specialists at yearend 2001 was 3,497, up 12 per cent from a year ago.

Canadian operating results by business

Canadian Retail Insurance posts excellent results

Retail insurance net income was $30 million in the fourth quarter, up 50 per cent from $20 million a year earlier, primarily due to favourable mortality experience, improved investment returns and valuation changes related to mortality experience. These gains were achieved in the face of increased expenses associated with the strong growth in the sales force. Year-to-date ROE for the retail segment was 14.5 per cent overall, consisting of 20.5 per cent for non-participating business and 12.5 per cent for participating business. Sales of non-participating business accounted for 88 per cent of retail insurance new annualized premiums in 2001.

Wealth Management earnings improve

Wealth Management earnings for the fourth quarter were $24 million compared with $21 million a year earlier. Favourable mortality experience on payout annuities and continued pricing gains were the main contributors to this increase. ROE at the end of 2001 was 15.2 per cent excluding integration costs related to the acquisition of the Royal Trust business versus 13.8 per cent a year earlier.

Group Insurance results continue improvement

Group Insurance net income for the fourth quarter was $10 million, an increase from $8 million in the same quarter last year. Contributing to these improved results were favourable long-term disability experience and improved expense levels, partially offset by lower investment pricing gains. ROE for 2001 grew to 16.4 per cent compared with 12.1 per cent a year earlier.

U.S. operating results by business

U.S. Insurance & Savings posts improved performance

Net income was $7 million in the quarter, up from $3 million a year earlier, reflecting the contribution of the recently acquired Ash Brokerage Corporation and its affiliate AFH Financial Consortium. ROE in the year 2001 was 14.8 per cent, up from 12.7 per cent a year ago. U.S. operations continue to make good progress in expanding product lines and distribution points,

resulting in sales increases over the prior year. Sales of guaranteed products have benefited from a shift to secure investments as a result of stock market volatility.

Reinsurance earnings decline

Reinsurance earnings in the latest quarter declined to $8 million compared with $15 million a year ago and resulted primarily from poor mortality experience in the life retrocession line of business. This was unrelated to the events of September 11, 2001. ROE in all of 2001 was 14.9 per cent.

Overall

Surplus income continues to increase

The surplus segment reflects net investment income from the Canadian and U.S. surplus portfolios as well as corporate expenses. Net income in the fourth quarter of 2001 increased to $35 million after preferred share dividends compared with $25 million a year ago. The impact of improved equity markets was partially offset by higher expenses.

Capital base remains strong

Strong earnings and decreased capital requirements due to improved equity markets, resulted in an increase in the Minimum Continuing Capital and Surplus Requirement (MCCSR) ratio to 202 per cent at December 31, 2001 compared with 198 per cent at the end of the 2001 third quarter and 201 per cent at year end 2000. The ratio at the end of 2001 was slightly above Clarica's target range of 175-200 %.

Dividends Declared

The Board of Directors today declared a dividend of $0.22 per share on each paid-up common share, payable March 15, 2002 to shareholders of record on February 15, 2002. A similar amount was paid in the previous quarter, prior to which the quarterly rate was 19 cents.

Clarica's Board of Directors has also declared a dividend of $0.40625 on each issued and outstanding paid-up Class A Preferred Share, Series 1, payable on March 31, 2002 to shareholders of record on March 08, 2002.

Forward-Looking Statements

This news release may contain forward-looking statements about the operations, objectives and strategies of Clarica. These statements are subject to risks and uncertainties. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic conditions in Canada, North America or internationally. This list is not exhaustive of the factors that may affect any of Clarica's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Clarica's forward-looking statements.

Financial Statements/Supplements

Copies of Clarica's fourth quarter financial statements/financial supplements and information for a conference call with senior management scheduled for 2 p.m. EDT today are available from the Investor Relations "Events Calendar" page at www.clarica.com.

Clarica

Clarica has provided insurance and investment solutions to Canadians for more than 130 years. As well as individual and group insurance, Clarica provides a full range of wealth management products. In Canada, Clarica serves nearly 3 million customers through 8,000 staff, agents, financial planners and group representatives who operate out of 90 offices throughout Canada. In the United States, Clarica operates from two mid-western locations to serve 225,000 policyholders.

<<

Clarica Life Insurance Company
Financial Highlights

(Unaudited, Cdn$, in millions, except earnings per share figures)	For the three months ended December 31		For the year ended December 31		
	2001	2000	2001	2000	%Change
Gross Insurance Premiums & ASO Equivalents					
Retail insurance premiums	$ 456	$ 417	$ 1,654	$ 1,543	7.2
Group insurance premiums	223	221	895	870	2.9
Reinsurance premiums	130	124	503	399	26.1
ASO premium equivalents	181	167	717	646	11.0
	990	929	3,769	3,458	9.0
Wealth Management premiums & deposits					
Guaranteed	562	162	1,180	872	35.3
Retail market based fund deposits	212	272	979	1,296	(24.5)
Group market based fund deposits	437	356	1,721	1,105	55.7
	1,211	790	3,880	3,273	18.5
Total gross premiums, premium equivalents & deposits	2,201	1,719	7,649	6,731	13.6
Net income attributable to common shareholders(1)	$ 114	$ 92	$ 414	$ 333	24.3
Earnings per share (1)	$ 0.85	$ 0.69	$ 3.08	$ 2.48	24.3
Book value per share (1)			$ 22.55	$ 20.18	11.7
Return on common shareholders' equity			14.4%	12.9%	11.6
Return on assets			1.35%	1.14%	18.4

	As at December 31 2001	As at December 31 2000	
Assets under administration			
Corporate assets	$ 31,611	$ 29,692	6.5
Retail market based funds	5,663	5,705	(0.7)
Group market based funds	8,167	6,792	20.2
Share purchase plans	1,583	131	-
Other assets under administration	97	47	106.4
Total assets under administration	$ 47,121	$ 42,367	11.2
MCCSR	202%	201%	
Canadian Sales Force (2)	3,497	3,109	

(1) All profitability measures are calculated on a common shareholder basis. Per share calculations are based on the monthly weighted average shares outstanding of 134.3 million.
(2) Canadian Sales Force includes managers, agents, associate agents and product specialists.

Clarica Life Insurance Company
Financial Highlights

Sources of earnings by segment
(Unaudited, Cdn$, in millions)

For the three months ended December 31, 2001

	Retail Insurance	Wealth Management	Group Insurance	Insurance & Savings	Reinsurance	Surplus	Total
Expected profit, fee income & surplus earnings	$16	$14	$5	$5	$12	$35	$87
Pricing gains (losses)	5	8	2	-	-	-	15
Experience gains (losses)	5	1	3	(1)	(4)	-	4
Change in assumptions	4	1	-	3	-	-	8
Shareholders' net income	$30	$24	$10	$7	$8	$35	$114

For the three months ended December 31, 2000

	Retail Insur-	Wealth Manage-	Group Insur-	Insur- ance &	Reinsur-

	Retail Insurance	Wealth Management	Group Insurance	Insurance & Savings	Reinsurance	Surplus	Total
Expected profit, fee income & surplus earnings	$14	$12	$4	$4	$9	$25	$68
Pricing gains (losses)	7	6	2	(1)	-	-	14
Experience gains (losses)	1	1	3	(2)	10	-	13
Change in assumptions	(2)	2	(1)	2	(4)	-	(3)
Shareholders' net income	$20	$21	$8	$3	$15	$25	$92

For the year ended
December 31, 2001

	Retail Insurance	Wealth Management	Group Insurance	Insurance & Savings	Reinsurance	Surplus	Total
Expected profit, fee income & surplus earnings	$58	$51	$20	$19	$44	$136	$328
Pricing gains (losses)	21	26	10	-	8	-	65
Experience gains (losses)	23	(1)	7	(3)	(20)	-	6
Change in assumptions	(3)	6	-	7	5	-	15
Shareholders' net income	$99	$82	$37	$23	$37	$136	$414

For the year ended
December 31, 2000

	Retail Insurance	Wealth Management	Group Insurance	Insurance & Savings	Reinsurance	Surplus	Total
Expected profit, fee income & surplus earnings	$52	$48	$18	$18	$24	$100	$260
Pricing gains (losses)	18	22	9	(2)	-	-	47
Experience gains (losses)	4	11	2	(7)	6	-	16
Change in assumptions	2	5	(3)	7	(1)	-	10
Shareholders' net income	$76	$86	$26	$16	$29	$100	$333

CLARICA LIFE INSURANCE COMPANY
Consolidated Statements of Income

(Unaudited, Cdn $, in millions)	For the three months ended December 31	For the year ended December 31

	2001	2000	2001	2000
Revenue				
Premiums for				
Life insurance	$ 578	$ 568	$ 2,210	$ 2,098
Annuities	533	146	1,094	763
Health insurance	178	175	711	669
	1,289	889	4,015	3,530
Investment income	543	508	2,052	2,079
Fees and other income	76	61	274	242
	1,908	1,458	6,341	5,851
Benefits and expenses				
Benefits paid and provided for				
Life insurance benefits and surrenders	447	361	1,720	1,564
Annuity payments and maturities	686	304	1,727	1,479
Health insurance benefits	154	137	657	583
Policyholder experience dividends	119	128	418	444
Interest on amounts on deposit	16	18	68	69
	1,422	948	4,590	4,139
General expenses	216	173	759	675
Group Pension integration expenses	-	-	28	-
Commissions	108	87	362	340
	1,746	1,208	5,739	5,154
Income before taxes and goodwill charges	162	250	602	697
Income taxes	41	82	161	249
Net income before goodwill charges	121	168	441	448
Goodwill charges, net of tax	5	73	22	108
Net income	$ 116	$ 95	$ 419	$ 340
Summary of net income:				
Undistributed participating policyholders' income (loss)	$ (1)	$ 1	$ (5)	$ -
Dividends on preferred shares	3	2	10	7
Net income attributable to common shareholders	114	92	414	333
Net income	$ 116	$ 95	$ 419	$ 340

Earnings per share
Basic earnings per common share

before goodwill charges	$ 0.89	$ 1.23	$ 3.23	$ 3.15
Diluted earnings per common share before goodwill charges	$ 0.88	$ 1.23	$ 3.22	$ 3.15
Basic earnings per common share	$ 0.85	$ 0.69	$ 3.08	$ 2.48
Diluted earnings per common share	$ 0.84	$ 0.69	$ 3.07	$ 2.48

CLARICA LIFE INSURANCE COMPANY
Consolidated Balance Sheets

(Unaudited, Cdn $, in millions)	December 31 2001	December 31 2000
Assets		
Cash and short-term investments	$ 3,195	$ 2,701
Marketable bonds	11,112	10,127
Residential mortgage loans	2,722	2,985
Non-residential mortgage loans	4,871	4,453
Corporate loans	4,300	4,128
Stocks	2,192	2,113
Real estate	890	804
Other investments	138	128
Loans on policies	814	766
Goodwill	394	334
Other assets	983	1,153
Total assets	$ 31,611	$ 29,692
Liabilities and equity		
Liabilities for future policy benefits	$ 22,723	$ 21,627
Guaranteed trust deposits	471	459
Deferred net capital gains	1,247	1,389
Other liabilities	3,247	2,610
	27,688	26,085
Subordinated debt	745	743
Equity		
Participating policyholders' interest	1	6
Shareholders' equity		
Preferred stock	148	148
Capital stock	884	884
Retained earnings	2,126	1,821
Currency translation account	19	5
	3,177	2,858
Total liabilities and equity	$ 31,611	$ 29,692

CLARICA LIFE INSURANCE COMPANY
Consolidated Statements of Shareholders' Equity
and Policyholders' Interest

(Unaudited, Cdn $, in millions)	As at December 31	
	2001	2000
Shareholders' equity		
Capital and preferred stock		
Balance, beginning of year	$ 1,032	$ 884
New shares issued	-	148
Balance, end of year	1,032	1,032
Retained earnings		
Balance, beginning of year	1,821	1,567
Net income attributable to shareholders before dividends on preferred shares	424	340
Dividends on common shares	(109)	(79)
Dividends on preferred shares	(10)	(7)
Balance, end of year	2,126	1,821
Currency translation account	19	5
Total shareholders' equity	$ 3,177	$ 2,858
Participating policyholders' interest		
Appropriated capital	$ 10	$ 10
Undistributed participating policyholders' income		
Balance, beginning of year	(4)	(4)
Net income (loss) attributable to participating policyholders	(5)	-
Balance, end of year	(9)	(4)
Total participating policyholders' interest	$ 1	$ 6

CLARICA LIFE INSURANCE COMPANY
Consolidated Statements of Cash Flows

(Unaudited, Cdn $, in millions)	For the three months ended December 31		For the year ended December 31	
	2001	2000	2001	2000

Cash flows from operating activities				
Net income	$ 116	$ 95	$ 419	$ 340
Changes in non-cash operating items:				
Net provisions for impaired loans	11	16	8	30
Amortization of realized and unrealized gains	(73)	(54)	(204)	(240)
Amortization of premiums and discounts	(18)	(17)	(75)	(77)
Goodwill charges	5	73	22	108
Future taxes	10	(76)	132	(115)
Sale, maturity or repayment of invested assets				
Marketable bonds	2,286	1,648	7,349	6,572
Mortgage and corporate loans	1,032	834	3,221	3,189
Stocks	214	357	685	1,491
Real estate	-	1	2	4
Purchase of invested assets				
Marketable bonds	(3,030)	(1,120)	(8,045)	(6,097)
Mortgage and corporate loans	(1,140)	(881)	(3,485)	(2,947)
Stocks	(159)	(578)	(813)	(1,950)
Real estate	(28)	(1)	(82)	(19)
(Increase) decrease from other operating activities				
Liabilities for future policy benefits	634	(259)	1,096	(235)
Other assets and liabilities	612	186	852	310
Taxes payable	37	(59)	(150)	(18)
Effect of exchange rates	(76)	(52)	(170)	(142)
Net cash from operating activities	433	113	762	204
Cash flows from investing activities				
Acquisition of Ash Brokerage Corporation	(36)	-	(36)	-
Acquisition of Canadian Group Retirement services business	-	-	(49)	-
Acquisition of life retrocession and reinsurance business	-	-	-	(170)
Cash acquired on acquisition	-	-	-	1
Net cash from investing activities	(36)	-	(85)	(169)
Cash flows from financing activities				
Issue of preferred shares for cash	-	-	-	148
Purchase of subordinated debt	-	-	-	(235)
Issue of subordinated debt	-	300	-	300
Dividends on common shares	(35)	(21)	(109)	(79)
Dividends on preferred shares	(3)	(2)	(10)	(7)
Net increase (decrease) in commercial paper borrowings	(2)	(24)	(64)	115
Net cash from financing activities	(40)	253	(183)	242

Net increase in cash and short-term investments	357	366	494	277
Cash and short-term investments, beginning of period	2,838	2,335	2,701	2,424
Cash and short-term investments, end of period	$ 3,195	$ 2,701	$ 3,195	$ 2,701
Supplementary disclosure of cash flow information				
Amount of interest paid during the period	$ 41	$ 44	$ 121	$ 125
Amount of income taxes paid during the period	$ 10	$ 38	$ 150	$ 131

CLARICA LIFE INSURANCE COMPANY

Consolidated Segregated Funds Statements of Net Assets

(Unaudited, Cdn $, in millions)	December 31 2001	December 31 2000
Assets		
Cash and short-term investments	$ 110	$ 101
Marketable bonds	453	476
Stocks, segregated and mutual funds	10,240	8,979
Other assets and liabilities (net)	5	16
Net assets due to segregated fund policyholders	$ 10,808	$ 9,572

Consolidated Segregated Funds Statements of Changes in Net Assets

(Unaudited, Cdn $, in millions)	For the year ended December 31	
	2001	2000
Net assets, beginning of year	$ 9,572	$ 8,184
Additions		
Premiums	2,558	2,042
Investment income	351	541
Net market value gains (losses) and other income	(619)	(179)
Net transfers from the Company	35	231
	11,897	10,819
Deductions		
Benefits paid to policyholders	1,014	1,172
Management and administration fees	75	75

Net assets, end of year	$ 10,808	$ 9,572

Clarica Life Insurance Company
Notes to the Consolidated Financial Statements
(Unaudited, in millions except earnings per share)

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001, as they do not include all of the disclosure requirements of annual financial statements.

1. Significant accounting policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the requirements of the Superintendent of Financial Institutions Canada. The accounting policies and methods of their application are the same as those used in the annual consolidated financial statements, as disclosed in the 2001 Annual Report.

2. Acquisition

Ash Brokerage Corporation

On October 19, 2001 Clarica U.S. Inc. acquired 85% of Ash Brokerage Corporation and its affiliate, AFH Financial Consortium, Inc. The acquisition was accounted for as a purchase transaction and accordingly the purchase price was allocated to assets and liabilities acquired, based on their estimated fair value as at the acquisition date.

Other assets	$ 2
Intangibles	9
Goodwill	27
	38
Other liabilities	2
Fair value of net assets acquired	36
Total purchase consideration, paid in cash	$ 36

Royal Trust Canadian Group Retirement Services

On January 31, 2001 Clarica acquired the Canadian Group Retirement Services business of the Royal Trust Company and Royal Trust Corporation of Canada, wholly-owned subsidiaries of Royal Bank of Canada. The acquisition was accounted for as a purchase transaction and accordingly the purchase price was allocated to assets and liabilities acquired, based on their estimated fair value as at the acquisition date.

Receivables	$ 4
Goodwill	45
Total purchase consideration, paid in cash	$ 49

Integration expenses of $28 have been expensed in the year.

3. Earnings per share

	For the three months ended December 31		For the year ended December 31	
	2001	2000	2001	2000
Attributable to common shareholders:				
Net income	$114	$92	$414	$333
Goodwill charges	5	73	20	90
Net income before goodwill charges	$119	$165	$434	$423
Basic earnings per share	$0.85	$0.69	$3.08	$2.48
Basic earnings per share before goodwill charges	$0.89	$1.23	$3.23	$3.15
Diluted earnings per share	$0.84	$0.69	$3.07	$2.48
Diluted earnings per share before goodwill charges	$0.88	$1.23	$3.22	$3.15

The denominator for basic earnings per share calculations is the weighted monthly shares outstanding for the period of 134.3 million. The denominator for diluted earnings per share calculations includes incremental shares of 0.5 million, related to the options outstanding during the period and calculated under the treasury stock method.

4. Continuity of liabilities for future policy benefits

		2001
Balance, January 1		$21,627
Change in balance sheet		
Change in policyholder amounts on deposit	$ 10	
Impact of foreign exchange	163	173
Provision for future policy benefits		
Liabilities arising on new business	1,428	
Change in liabilities on in force business	(494)	
Change in assumptions	(11)	923
Balance, December 31		$22,723

The process of calculating liabilities for future policy benefits involves the use of estimates of the future events affecting the timing of claims and benefit payments. A description of the Company's significant actuarial policies with respect to the estimation of these events is included in the annual consolidated

financial statements.

5. Reinsurance Agreements

The Company uses reinsurance agreements to limit potential losses on individual policies or catastrophic events and for capital management purposes. The effect of reinsurance agreements on premiums is given below:

	For the three months ended December 31 2001	2000	For the year ended December 31 2001	2000
Gross premiums	$1,342	$907	$4,146	$3,575
Ceded	53	18	131	45
Net	$1,289	$889	4,015	$3,530

6. Segmented information

For the three months ended December 31, 2001	Canada: Retail insurance Par	Canada: Retail insurance Non par	Canada: Wealth management	Canada: Group insurance	United States: Insurance & savings	United States: Reinsurance	Surplus	Total
Revenue								
Premiums	$ 243	$ 82	$ 185	$ 223	$ 460	$ 96	$ -	$1,289
Investment income	142	18	210	37	47	7	82	543
Fees and other income	1	1	53	11	9	1	-	76
Total revenue	386	101	448	271	516	104	82	1,908
Benefits and expenses	370	78	408	253	506	96	35	1,746
Income taxes	(1)	11	12	7	3	-	9	41
	369	89	420	260	509	96	44	1,787
Net income before goodwill Charges	17	12	28	11	7	8	38	121
Goodwill, net of tax	-	-	4	1	-	-	-	5
Net income before transfers	$ 17	$ 12	$ 24	$ 10	$ 7	$ 8	$ 38	$ 116
Par transfer to shareholders	(18)	18	-	-	-	-	-	-
Net income (loss) attributable to participating policyholders	(1)	-	-	-	-	-	-	(1)
Dividends on preferred shares	-	-	-	-	-	-	3	3

Net income attributable to common shareholders	$ -	$ 30	$ 24	$ 10	$ 7	$ 8	$ 35	$ 114
Amortization of realized and unrealized gains/(losses)	$ 26	$ -	$ 20	$ 3	$ -	$ -	$ 24	$ 73

	Canada				United States		Surplus	Total
For the three months ended December 31, 2000	Retail insurance Par	Retail insurance Non par	Wealth manage-ment	Group insur-ance	Insur-ance & savings	Rein-surance		
Revenue								
Premiums	$ 245	$ 75	$ 126	$ 221	$ 104	$ 118	$ -	$ 889
Investment income	120	17	222	38	39	11	61	508
Fees and other income	1	1	51	10	(2)	-	-	61
Total revenue	366	93	399	269	141	129	61	1,458
Benefits and expenses	340	7	343	248	138	106	26	1,208
Income taxes	14	22	21	9	-	8	8	82
	354	29	364	257	138	114	34	1,290
Net income before goodwill charges	12	64	35	12	3	15	27	168
Goodwill, net of tax	-	55	14	4	-	-	-	73
Net income before transfers	$ 12	$ 9	$ 21	$ 8	$ 3	$ 15	$ 27	$ 95
Par transfer to shareholders	(11)	11	-	-	-	-	-	-
Net income attributable to participating policyholders	1	-	-	-	-	-	-	1
Dividends on preferred shares	-	-	-	-	-	-	2	2
Net income attributable to common shareholders	$ -	$ 20	$ 21	$ 8	$ 3	$ 15	$ 25	$ 92

Amortization of realized and unrealized gains/(losses)	$ 15	$ 1	$ 16	$ 5	$ -	$ (1)	$ 16	$ 52

	Canada				United States		Surplus	Total
For the year ended December 31, 2001	Retail insurance Par	Retail insurance Non par	Wealth management	Group insurance	Insurance & savings	Reinsurance		
Revenue								
Premiums	$ 939	$ 317	$ 583	$ 895	$ 858	$ 423	$ -	$4,015
Investment income	503	63	834	144	183	31	294	2,052
Fees and other income	3	3	211	42	12	3	-	274
Total revenue	1,445	383	1,628	1,081	1,053	457	294	6,341
Benefits and expenses	1,376	300	1,486	1,012	1,019	409	137	5,739
Income taxes	14	39	47	28	11	11	11	161
	1,390	339	1,533	1,040	1,030	420	148	5,900
Net income before goodwill charges	55	44	95	41	23	37	146	441
Goodwill, net of tax	2	3	13	4	-	-	-	22
Net income before transfers	$ 53	$ 41	$ 82	$ 37	$ 23	$ 37	$ 146	$ 419
Par transfer to shareholders	(58)	58	-	-	-	-	-	-
Net income (loss) attributable to participating policyholders	(5)	-	-	-	-	-	-	(5)
Dividends on preferred shares	-	-	-	-	-	-	10	10
Net income attributable to common shareholders	$ -	$ 99	$ 82	$ 37	$ 23	$ 37	$ 136	$ 414
Amortization of realized and unrealized gains/(losses)	$ 65	$ 4	$ 65	$ 12	$ 5	$ -	$ 53	$ 204

For the year ended December 31, 2000	Canada				United States		Surplus	Total
	Retail insurance							
	Par	Non par	Wealth manage-ment	Group insur-ance	Insur-ance & savings	Rein-surance		
Revenue								
Premiums	$ 941	$ 286	$ 652	$ 870	$ 398	$ 383	$ -	$3,530
Investment income	514	70	898	149	158	31	259	2,079
Fees and other income	3	3	196	37	-	1	2	242
Total revenue	1,458	359	1,746	1,056	556	415	261	5,851
Benefits and expenses	1,349	223	1,576	999	533	371	103	5,154
Income taxes	47	45	62	24	7	15	49	249
	1,396	268	1,638	1,023	540	386	152	5,403
Net income before goodwill charges	62	91	108	33	16	29	109	448
Goodwill, net of tax	18	59	22	7	-	-	2	108
Net income before transfers	$ 44	$ 32	$ 86	$ 26	$ 16	$ 29	$ 107	$ 340
Par transfer to shareholders	(44)	44	-	-	-	-	-	-
Net income attributable to participating policyholders	-	-	-	-	-	-	-	-
Dividends on preferred shares	-	-	-	-	-	-	7	7
Net income attributable to common shareholders	$ -	$ 76	$ 86	$ 26	$ 16	$ 29	$ 100	$ 333
Amortization of realized and unrealized gains/(losses)	$ 84	$ 5	$ 57	$ 17	$ 4	$ -	$ 73	$ 240

>>
%SEDAR: 00001190EB

-0- 01/31/2002

/For further information: Nicholas Thomas, Media Relations Manager, Tel: (519) 888-3160, nicholas.thomas(at)clarica.com; Pierre Saulnier, Director, Public Affairs, Quebec, Tel: (514) 282-6114, pierre.saulnier(at)clarica.com;

Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press./ (CLI.)

CO: Clarica Life Insurance Company; CLIENG
ST: Ontario
IN: INS
SU: ERN DIV

-30-

CNW 10:57e 31-JAN-02